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
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              FORM 10-SB


                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                  or 12(g) of the Securities Act of 1934


                           Shaw International, Inc.
                ----------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                Delaware                    33-0850014
 -----------------------------------------------------------
   (State or Other Jurisdiction of      (I.R.S. Employer
    Incorporation or Organization)      Identification No.)


   6025 South Eaton Lane, Littleton, Colorado      80123
   ---------------------------------------------------------
 (Address of Principal Executive Offices)        (ZIP Code)


                   (303) 798-2980
----------------------------------------------------
 (Issuer's Telephone Number, Including Area Code)

Securities to be Registered under Section 12(b) of the Act:

Title of Each Class               Name of Each Exchange on Which
to be so Registered               Each Class is to be Registered


Securities to be Registered under Section 12(g) of the Act:

       Common Stock


ITEM  1       DESCRIPTION OF BUSINESS

All financial information is current as of October 12, 1999. Other information is current as of the date of filing.


General

Shaw International, Inc. ("the Company") was incorporated in the State of Delaware on January 19, 1999. The Company is in the business of using current technology for Environmental Safety Kits to be utilized in oil spills.

                                                                PAGE2

The Issuer is in the process of researching environmentally safe alternatives utilizing recyclable materials such as waste wood pellets, wood shavings and other products that would improve absorbency

Mission

The mission of the Company is to create a profit by selling its Marine and Trucking spill cleanup kits via wholesale and retail outlets as well as sales people selected by the Company. The Company will strive to offer the most effective, yet highly compact spill kits on the market, at a fair price.

Product

The Company initially intends to manufacture two types of spill kits - a pleasure boat marine spill kit and a kit for commercial road transport vehicles. The spill kits will be compact and effective against most oil spills. They can be carried like a large duffle bag and labeled "Emergency Spill Kit". Items in the kits include: environmentally safe and disposable absorbent in bags, oil-only absorbent HD pads, waterproof gloves, bilge cleaner, towels for absorbency, plugging compound for fuel tanks or vessel exteriors, bags, brooms, shovel, etc. The Company believes with the tougher environmental laws, the demand for this type of product will increase dramatically.

Manufacturing

The products to be incorporated into the spill kits can be purchased in large quantities at cost saving levels for quantities. The space required to put together the finished spill kits is modest and could be performed in a 500-600 sq. ft. warehouse. Sufficient space is available at present and the decision to expand will be based on price and logistics. Proximity to Fed Ex or Purolator location is important for ease of shipping.

The Company is negotiating with a large safety supply company to have the carrying cases made up and labeled. This would allow purchase of the other items as finished products and an assembly line technique for assembly of the final product.

Marketing

The marketing plan includes making available the product in several holesale suppliers' lines, to marinas, boat manufacturers and sales outlets as well as fueling stations, bulk plants, and wholesale card locks (truck stops). Any outlet which services the marine or trucking industry could potentially be a supplier of this product.

The Company currently does not operate a website but plans to construct one at a later date which would include charging ability via credit card for purchases as well as an informational source.

It is strongly felt that this product or similar products will become a legislated necessity at some point as environmental laws become more stringent. The Company is positioning itself for this potentially expanding industry.

                                                                PAGE3

Competition

Although many spill kits are on the market, any that have been researched by the Company appear to have inadequate amounts of materials for most emergency situations, nor have they been custom designed for real spills and real situations. The Company's kit contents have been determined by seasoned professionals who have participated, organized and controlled real spill cleanups.

The price of the kit will be approximately $95.00 complete. The cost of manufacture including labor will be approximately $60.00 with a gross profit of $35.00 per kit. These costs can be reduced with build up of volume. This price is competitive with other products yet is more effective.

Suppliers

The suppliers of the components were selected on the basis of best price, product and availability of materials which comprise the spill kits. At this time there is an ample supply of the components and suppliers required for these kits.

Y2K Compliance

The issuer does not have any systems in operation, or will it have on January 1, 2000 that would be affected by a computer glitch at that time. The suppliers that are likely to be used have stated that they are Y2K compliant at this time and do not anticipate any problems that would seriously affect their way of carrying on their business as of Jan. 1, 2000. None of the products incorporated into the spill kits will be affected by Y2K.

Governmental Regulations

The Company, to the best of its knowledge, knows of no government regulations in regard to its product.

ITEM  2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Plan of Operation

The Business Plan for the issuer over the next 12 months is to work the Company toward production of two types of Spill Kits. The issuer plans to rent warehouse space, order supplies in bulk from wholesale suppliers and produce thefinished products for sale at outlets established during that period. Supply costs will be streamlined during this period, as well as labor cost. Financing will be arranged as required during this period. The Company will attempt to raise the needed capital by the sale of its securities in private placements.
At present there is no specific plan or timetable. It is anticipated that a small 500-600 sq, ft, warehouse will be adequate to carry on the operation over the next year of business. Accounts will be established with wholesale suppliers to guarantee component supply for our production line. It is anticipated that sales will grow in an orderly fashion over the next year. An Internet website for sales and information is being considered but has not been established or committed to at this time.

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ITEM  3.   DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space to due its present business by the president of the Company. In the near future the Company will be looking for its own space. The Company expects to have no problems finding the space it needs at prices that it can afford


ITEM  4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of December 31, 1999, of each officer, director and who is Known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of December 31, 1999 there were 5,230,000 common shares outstanding.

Name and Address     Amount and Nature of       Percent Ownership
of Beneficial Owner  Beneficial Ownership

Gary A. Stannell     5,000,000  (Direct)                96%
11540 95th Avenue
Delta, B.C.
Canada V4C 3T2

1. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 5,230,000 outstanding shares on December 31, 1999.


ITEM  5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
    AND CONTROL PERSONS

A. The Directors and Officers of the Company, all of whose terms will expire one year from their election, or at such a time as their successors shall be elected and qualified are as follows:

NAME AND ADDRESS     AGE    POSITION                DATE ELECTED
Gary A. Stannell      47    President, Secretary,   1/19/99
                            Treasurer & Director
Stewart A. Jackson   58     Director                1/19/99

Resumes of the Directors and Officers of the Company are:

Gary A. Stannell has been a Director of the Company since January 19, 1999. Between 1993 and 1995 he was employed by Autogas Propane Ltd. He was in charge of merchandising and supply of products for the Provence of British Columbia, Canada. Since 1995 Mr. Stannell has been President and CEO of Stannell

Petroleum Ltd.("Stannell Ltd"). Stannell Ltd is a supplier of Marine and Aviation fuels. Stannell Ltd operates a truck stop and fueling facility at the Vancouver International Airport located in Richmond, B.C., Canada. Stannell has had 28 years in the petroleum industry with extensive experience and training in cleanup and preparedness. Timely means to deal with spills is of utmost importance and products at your disposal can effectively reduce the impact on the environment and the safety of others. Such prompt action it is believed would be considered Due Diligence by government entities and any fines levied would be reduced or waived if these precautions had been exercised.

Steward A. Jackson, Phd has been a Director of the Company since January 19, 1999. Since 1987 Dr. Jackson has been an independent consultant for the mineral industry. Dr. Jackson has 37 years experience in the mineral industry. Dr. Jackson earned his doctor's degree in Stratigraphy and Economic Geology from the University of Alberta, Canada in 1969.


ITEM  6.   EXECUTIVE COMPENSATION

A. None of the officers or directors receives or has received any remuneration from the Company.

B. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

C. No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing. No options have been granted. The Company has not decided when and in what circumstances it will start paying officers and directors.

ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 19, 1999 the Company issued 5,000,000 shares of its common stock to its president, Gary A. Stannell, for at total payment of $1,000.


ITEM  8.  LEGAL PROCEEDINGS

None

ITEM  9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Title of Class                   Number of Record Holders

   Common                                  36

There is, as of the date of filing, no public market in any class of stock of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On January 19, 1999 the Company issued 5,000,000 shares of its common stock to its president, Gary A. Stannell. The stock was issued in reliance on an exemption from registration for non public offerings contained in section 4(2) of the 1933 Securities Act as Amended.

Between February 18, 1999 and April 6, 1999 the Company sold 240,000 common shares to 35 persons at $0.10 per share for a total of $23,000. The shares were sold in reliance on an exemption from registration contained in Regulation
D(504).
 .

ITEM  11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 80,000,000 shares of Common Stock, par value $0.0001 per share .As of December 31, 1999, the Company had outstanding 5,230,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. Fixed by the Board of Directors. At any meeting of Shareholders, a majority of the outstanding Common Shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rate in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

                      Non-Cumulative Voting

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

                          "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) makea reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM  12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of directors and officers is as provided by the general corporate law of the state of Delaware. There are no specific provisions in either the articles or the bylaws.

ITEM  13.  FINANCIAL STATEMENTS

Audited Financial Statements to October 12, 1999.


ITEM  14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURES

      None.
                                                                PAGE 9

ITEM  15.  FINANCIAL STATEMENTS AND EXHIBITS

a).  Audited Financial Statements.

b)   3.1      Articles of Incorporation
     3.2      By-Laws
    11.1      Computation of per share earnings
    27.1      Financial Data Schedule


a).  Audited Financial Statements.

INDEPENDENT AUDITORS' REPORT

Board of Directors                          October 15, 1999
Shaw International, Inc.
Littleton, Colorado

I have audited the Balance Sheet of Shaw international, Inc. (A Development Stage Company), as of October 12, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 19, 1999, (inception) to October 12, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financials position of Shaw International, Inc. (A Development State Company), as of October 12, 1999, and the results of its operations and cash flows for the period January 19, 1999, (inception) to October 12, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
Certified Public Accountant

SHAW INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
October 12, 1999
TABLE OF CONTENTS


                                                    PAGE

INDEPENDENT AUDITORS REPORT                         1

BALANCE SHEET                                       2

STATEMENT OF OPERATIONS                             3

STATEMENT OF STOCKHOLDERS' EQUITY                   4

STATEMENT OF CASH FLOWS                             5

NOTES TO FINANCIAL STATEMENTS                       6-7

SHAW INTERNATIONAL, INC.
(A Development Stage Company)
October 12, 1999

BALANCE SHEET
ASSETS

CURRENT ASSETS
Cash                                                 $        16,334
                                                     ---------------
TOTAL CURRENT ASSETS                                 $        16,334
                                                     ---------------
OTHER ASSETS                                         $              0
                                                     ---------------
TOTAL OTHER ASSETS                                   $              0
                                                     ---------------
TOTAL ASSETS                                         $        16,334
                                                     ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                  $              0
                                                     ----------------
TOTAL CURRENT LIABILITIES                            $              0
                                                     ----------------
STOCKHOLDERS' EQUITY
Preferred stock, $.0001 par value
authorized 20,000,000 shares
issued and outstanding at
October 12, 1999 - None                              $              0

Common stock, $.0001 par value
authorized 80,000,000 shares;
issued and outstanding at
October 12, 1999 - 5,230,000 shares                523

Additional paid-in capital                      23,477

Deficit accumulated during
developmental stage                             -7,666
                                                ------

TOTAL STOCKHOLDER'S EQUITY                            $        16,334
                                                      ---------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                                $        16,334
                                                      ===============

                                -2-
                                                                PAGE 12


       SHAW INTERNATIONAL, INC.
(A Development Stage Company)
October 12, 1999

STATEMENT OF OPERATIONS

INCOME
Revenue                                             $               0
                                                     ------------------
EXPENSES
Accounting Expense                                  $             800
Bank Charges                                                       17
Bookkeeping Expense                                               800
Consulting Fees                                                   500
Filing Fees                                                        68
Legal Expense                                                   1,000
Offering Expense                                                  835
Transfer Fees                                                     500
Travel Expense                                                    300
                                                    -----------------
TOTAL EXPENSES                                       $          7,666
                                                     ----------------
NET LOSS                                             $         -7,666
                                                     ================

Weighted average
number of common
shares outstanding                                          5,088,727
                                                            =========

Net Loss
Per Share                                            $         -.0015
                                                     ================

                                -3-
                                                                PAGE 13

SHAW INTERNATIONAL, INC.
(A Development Stage Company)
October 12, 1999

STATEMENT OF STOCKHOLDERS' EQUITY

                                                           Deficit
                    Common      Stock   Additional       accumulated
                    Shares      Amount  paid-in capital     during
                                                        development stage
January 19, 1999
issued for cash     5,000,000   $500    $   500         $0


April 7, 1999
issued from
sale of private       230,000     23     22,977
placement (Note
#1)
Net Loss,
January 19, 1999
(inception) to
October 12, 1999                                        -7,666

                    --------    ----    -------        -------

Balance
October 12, 1999    5,230,000   $52     $   23,477      -7,666
                    ==========================================

                                -4-
                                                                PAGE 14


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SHAW INTERNATIONAL, INC.
(A Development Stage Company)
October 12, 1999

STATEMENT OF CASH FLOWS
Cash Flows from
Operating Activities
Net loss                                     $         -7,666


Changes in assets
and
liabilities                                                 0

Cash Flows from
Investing Activities                                        0

Cash Flows from
Financing Activities
Issuance of common stock for cash                     +24,000
                                                      -------


Net increase in cash                           $       +16,334


Cash,
beginning of period                                     0


Cash,
end of period                                 $         16,334
                                              ================
                                        -5-

SHAW INTERNATIONAL, INC.
(A Development Stage Company)
October 12, 1999

NOTES TO FINANCIAL STATEMENTS

NOTE 1  - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized January 19, 1999, under the laws of the State of Delaware, as Shaw International, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

On January 19, 1999, the Company issued 5,000,000 shares of it's $0.0001 par value common stock for cash of $1,000.00.

On April 7, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated there under. The Company sold 230,000 shares of common stock at a price of $0.10 per share for a total amount raised of $23,000.

NOTE 2  - ACCOUNTING POLICIES AND PROCEDURES
Accounting policies and procedures have not been determined except as follows:
1.  The Company uses the accrual method of accounting.
2. In April, 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.
3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.
4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
5.  The Company has adopted a year end of December 31.

NOTE 3  - GOING CONCERN


The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                                -6-
                                                                PAGE 16


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NOTE 4  - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5  - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                                -7-
                                                                PAGE 17

                              SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SHAW INTERNATIONAL, INC.

Dated: 1/12/2000

\\GARY A. STANNELL\\

                                                                PAGE 18
President